 *FOIA Confidential Treatment Request*
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
August 29, 2025
Via EDGAR Transmission
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Amanda Kim
Stephen Krikorian

Re:    PagerDuty, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2025
Filed March 17, 2025
File No. 001-38856
Ladies and Gentlemen:
PagerDuty, Inc. (the “Company”) is submitting this letter setting forth the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2025 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended January 31, 2025 filed on March 17, 2025 (the “2025 10-K”).
For your convenience, the Company has reproduced the comments of the Staff exactly as given in the Comment Letter in italics below and set forth below the Company’s responses. The Company intends to address the Staff’s comments in its future Form 10-Qs and Form 10-Ks, as applicable, that will be filed with the Commission, including its Form 10-Q for the Quarter Ended July 31, 2025 and its Form 10-K for the Fiscal Year Ending January 31, 2026. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2025 10-K. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in 2025 10-K.
Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, the Company requests that you contact the undersigned at (866) 329-4466 or via email at igomez@pagerduty.com rather than rely on the U.S. mail for such notice.
PagerDuty, Inc. requests that the information contained in this letter, identified by the mark "[***]", be treated as confidential information pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission August 29, 2025 Page 2

Form 10-K for the Fiscal Year Ended January 31, 2025
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 77
1.Please tell us whether the amount of license revenue recognized from the term-license software subscriptions are greater than ten percent of total revenues. If so, please tell us how you considered separately presenting this amount as product revenue on the face of your consolidated statements of operations in accordance with Rule 5-03(b)(1)(a) of Regulation S-X. In addition, we further note that the term software licenses are recognized at a point in time while cloud-hosted software subscriptions and software maintenance revenues are recognized ratably over the related contractual term. In this regard, please describe how you have considered the guidance in ASC 606-10-50-1 in evaluating whether your disclosures should disaggregate revenues. Lastly, please provide quantitative information and analysis of revenue amounts attributable to term-based licenses and cloud-hosted software subscriptions in your MD&A, or tell us why such disclosure is not necessary to provide investors with an understanding of your results of operations. We refer you to Item 303(a) and (b) of Regulation S-K. As part of your response, quantify the total amount of term-based licenses and cloud-hosted solutions for each period presented.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that the amount of license revenue recognized from the term-license software subscriptions (including related maintenance revenue) is less than ten percent of total revenues and less than three percent if excluding maintenance revenue, therefore, the Company’s presentation of revenue complies with Rule 5-03(b)(1)(a) of Regulation S-X.

Further, the Company has considered the guidance in ASC 606-10-50-1 in evaluating whether and how its disclosures should disaggregate revenues. This assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to any one prescribed factor as the basis for disaggregation. The Company has evaluated the guidance in ASC 606-10-50-5 through 50-7 and the related implementation guidance in ASC 606-10-55-89 through 55-91 with respect to the additional disclosures of disaggregated revenues and has specifically considered the guidance in ASC 606-10-50-5 through 50-7, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The Company has concluded that it will not disaggregate its total revenue beyond disaggregation of revenue by geographical region, as the Company has one line of business - subscription services. While the Company does recognize revenue from term-license software subscriptions at a point in time, the Company considered a variety of factors when concluding that disaggregation of this amount was not required. Most notably, the Company notes that the amount of revenue recognized at a point in time represents an insignificant percentage of total revenue for the Company. Further, the Company’s Chief Operating Decision Maker (CODM) reviews revenue at the consolidated level for evaluating financial performance. The Company also discloses total revenue by geographical region, which is consistent with how its CODM reviews financial performance. This also aligns with disclosures in the Company's quarterly earnings releases and the prepared remarks discussed as part of its quarterly earnings announcement process. Accordingly, the Company believes that its presentation of disaggregated revenues complies with the ASC 606 disclosure requirements.
PagerDuty, Inc. requests that the information contained in this letter, identified by the mark "[***]", be treated as confidential information pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission August 29, 2025 Page 3

For the reasons discussed above, the Company also believes additional disclosure in the MD&A is not necessary to provide investors with an understanding of its results of operations. As the Company's business continues to evolve, it will continue to evaluate whether further disaggregation of its revenues in the MD&A and/or the financial statement footnotes is required and will revise its future disclosures as necessary. For the Staff’s reference, the Company has provided the total amount of revenue from term-based licenses and cloud-hosted solutions for each period presented in the 2025 10-K attached hereto as Exhibit A.

Note 8. Leases, page 91

2.You disclose that your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please revise your disclosure in future filings to clarify that the rates implicit in your leases are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to “Rate Implicit in the Lease” defined in ASC 842-20-20.
Response: The Company respectfully acknowledges the Staff’s comment and will update the Company’s disclosure beginning with the Company's Form 10-Q for the fiscal quarter ended July 31, 2025. For the Staff’s reference, an updated disclosure is attached hereto as Exhibit B as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings.

Note 11. Deferred Revenue and Remaining Performance Obligations, page 96

3.You disclose that the company expects to recognize revenue of approximately $302 million, or 68.6%, over the next 12 months with the balance to be recognized as revenue thereafter. Please revise to disclose when the remaining percentages will be recognized on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.
Response: The Company respectfully acknowledges the Staff’s comment and will update the Company’s disclosure beginning with the Company’s Form 10-Q for the fiscal quarter ended July 31, 2025 to disclose the percentage of its contracted but unsatisfied performance obligations expected to be recognized on a quantitative basis using the following time bands: next 12 months; 13-24 months; and thereafter (less than 10% as of July 31, 2025). Actual amounts and timing of revenue recognition may differ from these estimates largely due to contract renewals and modifications. For the Staff’s reference, an updated disclosure is attached hereto as Exhibit C as an example, for illustrative purposes only, of how the Company intends to expand its disclosure in future filings.

* * *
PagerDuty, Inc. requests that the information contained in this letter, identified by the mark "[***]", be treated as confidential information pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission August 29, 2025 Page 4

Please contact me via email at igomez@pagerduty.com, Jonie Kondracki at (415) 693-2174 or Jon Avina at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely, /s/ Irving Gomez Irving Gomez Vice President, Deputy General Counsel & Secretary PagerDuty, Inc.
cc:    Jennifer Tejada, Chief Executive Officer and Chairperson, PagerDuty, Inc.
Jonie Ing Kondracki, Cooley LLP
Jon Avina, Cooley LLP

PagerDuty, Inc. requests that the information contained in this letter, identified by the mark "[***]", be treated as confidential information pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission August 29, 2025 Page 5

Exhibit A

[***]
PagerDuty, Inc. requests that the information contained in this letter, identified by the mark "[***]", be treated as confidential information pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission August 29, 2025 Page 6

Exhibit B

As the implicit rate of the Company's leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available on the commencement date to determine the present value of lease payments.

PagerDuty, Inc. requests that the information contained in this letter, identified by the mark "[***]", be treated as confidential information pursuant to 17 C.F.R. § 200.83.

United States Securities and Exchange Commission August 29, 2025 Page 7

Exhibit C

The transaction price allocated to the remaining performance obligations represents all future, non-cancelable contracted revenue that has not yet been recognized, inclusive of deferred revenue that has been invoiced and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The Company estimates its remaining performance obligations at a point in time. Actual amounts and timing of revenue recognition may differ from these estimates largely due to contract renewals and modifications.

As of July 31, 2025, total transaction price allocated to remaining non-cancelable performance obligations under cloud-hosted and term-license software subscription contracts with customers was approximately [***]. Of this amount, the Company expects to recognize revenue of approximately [***] million, or [***], over the next 12 months, [***], or [***], over months 13 to 24, and the remainder thereafter.

PagerDuty, Inc. requests that the information contained in this letter, identified by the mark "[***]", be treated as confidential information pursuant to 17 C.F.R. § 200.83.